SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2025

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG

(Translation of registrant's name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒               Form 40-F     ☐

On June 17, 2025, Fresenius Medical Care AG (the “Company” or “FME”) published an ad-hoc notification in Germany noting the Company’s decision to conduct a share buyback program. Additionally, the Company issued a Press Release announcing the share buy-back program and its Strategy FME Reignite. Copies of these documents are furnished as Exhibits to this Form 6-K.

The attached Press Release and financial figures contain non-GAAP financial measures. The historical segment data provided in Exhibit 99.2 reflect our new operating structure described in the press release. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles. We have supplemented our consolidated and operating segment financial results presented in connection with this Form 6-K and in accordance with International Financial Reporting Standards, or IFRS, with non-GAAP financial measures, including results presented in constant currency and as adjusted for special items identified in the Press Release and associated tables. These non-GAAP measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. In addition, because we have historically reported certain non-GAAP financial measures in our financial results, we believe the inclusion of these non-IFRS financial measures provides consistency and comparability in our financial reporting to prior periods for which these non-GAAP financial measures were previously reported. These non-GAAP financial measures should not be used as a substitute for or be considered superior to GAAP financial measures. Reconciliations of the non-GAAP financial measures presented in the exhibits to this Form 6-K to the most comparable IFRS financial measures are included in the attached financial figures. As the reconciliation of amounts stated in Constant Currency is inherent in the disclosure included in the Press Release, we believe that a separate reconciliation would not provide any additional benefit.

The Exhibits attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

EXHIBITS

The following exhibits are being furnished with this Report:

Exhibit 99.1	Convenience translation of an ad-hoc notification issued by the Company on June 17, 2025.

Exhibit 99.2	Press Release issued on June 17, 2025.

Exhibit 99.3	Financial Tables in New Segmentation issued on June 17, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: June 17, 2025

Fresenius Medical Care AG

By:	/s/ Helen Giza
Name:	Helen Giza
Title:	Chief Executive Officer and Chair of the Management Board

By:	/s/ Martin Fischer
Name:	Martin Fischer
Title:	Chief Financial Officer and member of the Management Board